ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

December 12, 2025

Via Edgar

Mr. Bradley Ecker

Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed on October 16, 2025
File No. 333-289870

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (“Amendment No. 2”), marked to indicate changes to Amendment No. 1 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2025.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 9, 2025 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Form S-1 filed October 16, 2025

Business

Our Digital Asset Treasury Segment

Our Staking Program, page 115

1.	We note your response to prior comment 6 that you currently operate a validator node on the Story Network and that third parties may delegate $1P tokens to your validator node. Please revise to disclose the fees you charge third parties to use your validator node and disclose whether third parties currently use your validator node to stake their $1P tokens. In addition, please disclose the number of times that slashing and penalties have applied to $1P tokens. Also disclose the range of staking rewards on the Story Network. In this regard, we note that your disclosure has fluctuated over time.

Securities and Exchange Commission

December 12, 2025

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure under the caption “Business – Our Digital Asset Treasury Segment – Our Cryptocurrency Treasury Strategy” on page 108 of Amendment No. 2 to disclose that third parties can also delegate $IP Tokens to the Company’s validator node on the Story Network for which the Company typically earns a 5% commission on the staking rewards earned by such third parties and the number of $IP Tokens third parties had delegated to the Company’s validator at December 9, 2025.

In addition, the Company has revised the disclosure under the caption “Business – Our Digital Asset Treasury Segment – Our Staking Program” on page 110 of Amendment No. 2 to disclose that one of the Company’s validator nodes incurred a slashing event during an early testing phase of the Company’s validator and prior to its validator being fully funded, which event did not have a material impact on the number of $IP Tokens the Company holds.

Finally, the Company has revised the disclosure under the caption “Business – Our Digital Asset Treasury Segment – Validators” on page 112 of Amendment No. 2 to disclose the range of staking rewards on the Story Network.

*        *        *

As it is the goal of the Company to have the Registration Statement on Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Mr. Justin Stiefel
Heritage Distilling Holding Company, Inc.